SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Monmouth Real Estate Investment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Security)

609720107

(CUSIP Number)

January 23, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 3 Pages

CUSIP No. 11-1897375

13G

Page 2 of 3 Pages

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Eugene W. Landy

S.S. ####-##-####

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) _____

(b)        X

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Landy is a United States citizen.

5.

SOLE VOTING POWER

390,637.177

Direct

  97,109.046    Wife

 NUMBER OF

6.

SHARED VOTING POWER

     SHARES

161,764.6727

E.W. Landy Profit Sharing

BENEFICIALLY

126,585.1955

E.W. Landy Pension Plan

   OWNED BY

  60,000.0000  E.W. & Gloria Landy Family Foundation

       EACH

7.

SOLE DISPOSITIVE POWER

  REPORTING

      PERSON

390,637.117

Direct

       WITH

  97,109.046

Wife

8.

SHARED DISPOSITIVE POWER

161,764.6727

E.W. Landy Profit Sharing

126,585.1955

E.W. Landy Pension Plan

  60,000.0000  E.W. & Gloria Landy Family Foundation

CUSIP No. 11-1897375

13G

Page 3 of 3 Pages

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

  390,637.177    Direct

348,349.8682 Trustee

    97,109.046    Wife

Total:  836,096.0912*

*Does not include (a) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 6/21/10; (b) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 1/22/11; (c) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 8/3/12; and (d) 65,000 shares on which Mr. Landy has an option to purchase pursuant to the Company’s Stock Option Plan, which option expires on 8/10/13.

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES*

Excludes shares held by Mr. Landy’s adult children in which he disclaims any beneficial interest.

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN. ROW 9

4.33%

12.

TYPE OF REPORTING PERSON*

IN

CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2006

/s/  Eugene W. Landy

Eugene W. Landy, President and Director

Monmouth Real Estate Investment Corporation

3